Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENT

AS OF JUNE 30, 2024

UNAUDITED

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED BALANCE SHEETS
(U.S Dollars in thousands, except share and per share data)

		June 30,	December 31,
		2024	2023
	Note	Unaudited
Assets
Current assets
Cash and cash equivalents		$106,956	$189,517
Short-term deposits		126,723	74,713
Marketable securities	3	71,630	38,693
Trade receivables (net of allowance for credit losses of $2,019 and $1,583 as of June 30, 2024 and December 31, 2023, respectively)		70,699	77,269
Prepaid expenses and other current assets		24,443	26,400
Contract acquisition costs		5,516	5,550
Inventories		8,784	9,940
Total current assets		414,751	422,082

Non-current assets
Other non-current assets		8,224	7,341
Marketable securities	3	60,652	28,859
Deferred tax assets, net		8,806	7,024
Property and equipment, net		15,806	15,896
Intangible assets, net		9,807	10,594
Goodwill		26,829	26,829
Operating lease right-of-use assets, net	5	11,708	14,260
Total non-current assets		141,832	110,803

Total assets		$556,583	$532,885

Liabilities and Shareholders’ (deficiency) equity

Current Liabilities
Trade payables		$6,510	$8,282
Other accounts payable and accrued expenses		42,259	44,845
Deferred revenues		183,938	195,725
Operating lease liabilities	5	4,521	4,972
Total current liabilities		237,228	253,824

Long-term liabilities
Other long-term liabilities		6,492	5,515
Deferred revenues		42,369	47,098
Restricted Sponsor Shares liability	9	75,230	47,247
Price Adjustment Shares liability	9	134,758	81,715
Warrant liability	9	93,510	54,117
Operating lease liabilities	5	7,155	9,157
Total long-term liabilities		359,514	244,849

Total liabilities		$596,742	$498,673

Shareholders’ (deficiency) equity	7
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized, 207,675,806 and 203,272,704 shares issued and 207,634,030 and 203,230,928 shares outstanding as of June 30, 2024 (unaudited) and December 31, 2023, respectively		*)	*)
Additional paid-in capital		(64,284)	(84,896)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares		(85)	(85)
Accumulated other comprehensive income		1,250	1,050
Retained earnings		22,960	118,143
Total shareholders’ (deficiency) equity		(40,159)	34,212

Total liabilities and shareholders’ (deficiency) equity		$556,583	$532,885

*)	Less than 1 USD

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)
(U.S Dollars in thousands, except share and per share data)

		For the six months ended
		June 30,
		2024	2023
	Note	Unaudited	Unaudited

Revenue:	10
Subscription services		$127,841	$97,879
Term-license		36,749	30,609
Total subscription		164,590	128,488
Other non-recurring		7,054	4,890
Professional services		13,652	14,540
Total revenue		185,296	147,918

Cost of revenue:
Subscription services		12,197	9,438
Term-license		—	2
Total subscription		12,197	9,440
Other non-recurring		7,920	5,907
Professional services		9,408	10,090
Total cost of revenue		29,525	25,437

Gross profit		$155,771	$122,481

Operating expenses:
Research and development		46,890	42,184
Sales and marketing		64,379	54,346
General and administrative		22,768	21,192
Total operating expenses		134,037	117,722

Operating income		$21,734	$4,759
Financial expense, net	11	(113,078)	(74,826)
Loss before tax		(91,344)	(70,067)
Tax expense		3,839	2,886
Net loss		$(95,183)	$(72,953)

Loss per share
Basic		$(0.48)	$(0.37)
Diluted		$(0.48)	$(0.37)

Weighted average shares outstanding
Basic		197,840,662	187,239,136
Diluted		197,840,662	187,239,136

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)
(U.S Dollars in thousands, except share and per share data)

		For the six months ended
		June 30,
		2024	2023
	Note	Unaudited	Unaudited

Net loss		$(95,183)	$(72,953)

Change in foreign currency translation adjustment		1,370	(966)

Change in unrealized (losses) gains on marketable securities:
Unrealized (losses) gains arising during the period		(320)	126

Net change (net of tax effect of $98 and $(48))		(320)	126

Change in unrealized (losses) gains on cash flow hedges:	4
Unrealized losses arising during the period		(652)	(671)
Less -reclassification adjustment for net (losses) gains realized and included in net income		(198)	697

Net change (net of tax effect of $116 and (4))		(850)	26

Total other comprehensive income (loss)		200	(814)

Comprehensive loss		$(94,983)	$(73,767)

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIENCY) EQUITY (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	Six months ended June 30, 2024
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Retained earnings	Accumulated other comprehensive income	Total
Balance as of December 31, 2023	203,230,928	*	)	$(84,896)	$(85)	$118,143	$1,050	$34,212
Exercise of share option and vested RSUs and ESPP	4,403,102	*	)	8,361	—	—	—	8,361
Share-based compensation expense and ESPP benefit	—	—		12,251	—	—	—	12,251
Other comprehensive loss	—	—		—	—	—	200	200
Net loss	—	—		—	—	(95,183)	—	(95,183)
Balance as of June 30, 2024	207,634,030	*	)	$(64,284)	$(85)	$22,960	$1,250	$(40,159)

	Six months ended June 30, 2023
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Retained earnings	Accumulated other comprehensive loss	Total
Balance as of December 31, 2022	193,014,155	*	)	$(125,624)	$(85)	$199,243	$331	$73,865
Exercise of share option, vested RSUs and ESPP	4,353,685	*	)	8,401	—	—	—	8,401
Share-based compensation expense and ESPP benefit	—	—		9,057	—	—	—	9,057
Other comprehensive loss	—	—		—	—	—	(814)	(814)
Net loss	—	—		—	—	(72,953)	—	(72,953)
Balance as of June 30, 2023	197,367,840	*	)	$(108,166)	$(85)	$126,290	$(483)	$17,556

*)	Less than 1 USD

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2024	2023
	Unaudited	Unaudited

Cash flow from operating activities:

Net loss	$(95,183)	$(72,953)
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	12,251	9,057
Amortization of premium, discount and accrued interest on marketable securities	(1,302)	(461)
Depreciation and amortization	5,256	5,016
Interest income from short term deposits	(5,470)	(2,397)
Deferred income taxes	(1,568)	462
Remeasurement of warrant liability	39,393	22,263
Remeasurement of Restricted Sponsor Shares	27,983	20,093
Remeasurement of Price Adjustment Shares liabilities	53,043	36,597
Decrease in trade receivables	6,021	18,117
(Decrease) increase in deferred revenue	(15,055)	10,555
Increase in other non-current assets	(883)	(1,062)
Decrease (increase) in prepaid expenses and other current assets	2,752	(5,624)
Changes in operating lease assets	2,641	2,700
Changes in operating lease liability	(2,542)	(2,962)
Decrease (increase) in inventories	1,151	(642)
(Decrease) increase in trade payables	(1,591)	381
Decrease in other accounts payable and accrued expenses	(3,320)	(9,741)
Increase (decrease) in other long-term liabilities	977	(347)
Net cash provided by operating activities	24,554	29,052

Cash flows from investing activities:

Purchases of property and equipment	(3,568)	(1,889)
Purchase of Intangible assets	(904)	—
Investment in marketable securities	(99,282)	(27,005)
Proceeds from maturity of marketable securities	35,436	29,507
Investment in short-term deposits	(122,000)	(54,000)
Redemption of short-term deposits	75,459	38,581
Net cash used in investing activities	(114,859)	(14,806)

Cash flows from financing activities:

Exercise of options to shares	6,887	7,185
Proceeds from Employee Share Purchase Plan	1,506	1,234
Net cash provided by financing activities	8,393	8,419

Net (decrease) increase in cash and cash equivalents	(81,912)	22,665
Net effect of Currency Translation on cash and cash equivalents	(649)	192
Cash and cash equivalents at beginning of period	189,517	87,645
Cash and cash equivalents at end of period	$106,956	$110,502

Supplemental cash flow information:
Income taxes paid	$2,557	$8,527
Non-cash activities
Operating lease liabilities arising from obtaining right of use assets	215	1,258

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 1. General

Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company and its wholly owned subsidiaries delivering a digital investigative (“DI”) suite of solutions comprising software and services for legally sanctioned investigations. The Company’s DI suite of solutions allows users to collect, review, analyze, and manage digital data across the investigative lifecycle with respect to legally sanctioned investigations The Company’s primary shareholder is SUNCORPORATION, a public company traded in the Japanese market (see also Note 12).

On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a public listed company in Nasdaq and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”) in the USA. TWC is a Special Purpose Acquisition Company (“SPAC”). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). TWC became a wholly-owned subsidiary of the Company and the security holders of TWC became security holders of the Company. In December 2023, TWC was dissolved.

Note 2. Summary of Significant Accounting Policies

A.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023. Results for the six months ended June 30, 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2024.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2023, have been applied consistently in these unaudited interim condensed consolidated financial statements.

Trade Receivable and Allowances

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts.

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

As of June 30, 2024 and December 31, 2023, the allowances for credit losses of trade receivable were $2,019 and $1,583 respectively.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense.

B.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill in a business combination, share-based compensation, unrecognized tax benefits, marketable securities, fair value measurement of restricted sponsor shares liability, price adjustment shares liability and warrant liabilities.

C.	Fair value measurements

The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that re significant to the fair value of the asset or liability at measurement date.

The carrying value of trade receivable and payables and the Company’s cash and cash equivalents and short-term deposits, approximates fair value due to the short time to expected payment or receipt of cash.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

D.	Revenue recognition

The Company’s revenues are comprised of four main categories: (a) Subscription Services, including support services (updates, upgrades and technical support) on term-based licenses; (b) Term Licenses; (c) other non-recurring; and (d) professional services.

The Company recognizes revenue pursuant to the five-step framework contained in ASC 606, Revenue from Contracts with Customers: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations

The Company sells its products to its customers either directly or indirectly through distribution channels all of whom are considered end users.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services.

The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

The Company’s software licenses either provide its customers the right to use its software for a fixed term, or a perpetual right to use its software, in most cases between a one-year and three-year time frame. The Company concluded that the software license is distinct as the customer can benefit from the software on its own.

Subscription revenue is derived from maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software support. Customers with active subscriptions are also entitled to our technical customers’ support. Performance obligations related to software maintenance services generally have a consistent continuous pattern of transfer to a customer during the contract period.

Other non-recurring revenue derived mostly from hardware sold mainly in conjunction with new software license, perpetual license and usage-based fees.

Professional services revenues primarily consist of: (i) certified training classes by Cellebrite Academy; (ii) our advanced services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support. Each of these performance obligations provide benefit to the customer on a standalone basis and are distinct in the context of the contract.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms generally are 30 days. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of return to its contracts.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. The Company uses judgment in determining the SSP for its products and services. The Company typically assesses the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include the entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services, and pricing strategies to estimate the price the Company would charge if the products and services were sold separately.

The Company satisfies performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenues related to the license for proprietary software are recognized when the control over the license is provided to the customer and the license term begins. Revenue related to software update and upgrades are recognized ratably over the service period. Revenues related to other professional services are recognized as services are performed.

E.	Recently issued accounting pronouncements

Recently issued accounting pronouncements not yet adopted:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods for the fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

F.	Concentrations of credit risk

Financial instruments that potentially expose the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade receivables and other receivables.

The majority of the Company’s cash and cash equivalents are invested in deposits mainly in dollars with major international banks. Generally, these cash and cash equivalents and short-term investment may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.

The Company’s trade receivables are geographically diversified and derived from sales to customers all over the world. The Company mitigates its credit risks by performing an ongoing credit evaluations of its customers’ financial conditions. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.

The Company enters into foreign currency forward and option contracts intended to protect cash flows resulting from scheduled payments such as payroll and rent related expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 3. Marketable securities

Marketable securities consisted of the following:

	As of June 30, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Unaudited)
Corporate bond	48,648	—	(209)	48,439
Agency bond	58,714	2	(161)	58,555
Treasury bills	10,029	—	(1)	10,028
US Government	15,303	—	(43)	15,260
Total	132,694	2	(414)	132,282

	As of December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bond	18,521	57	(29)	$18,549
Agency bond	40,487	63	(64)	$40,486
US Government	8,538	13	(34)	$8,517
Total	67,546	133	(127)	67,552

As of June 30, 2024 and December 31, 2023, no continuous unrealized losses for twelve months or greater were identified.

The allowance for credit losses for the six months ended June 30, 2024 was not material.

The following table summarizes the Company’s marketable securities by contractual maturities:

June 30, 2024
(Unaudited)
Due in 1 year or less	$71,630
Due in 1 year through 2 years	60,652
Total	$132,282

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 4. Derivative Instruments

Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into statement of income in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income and reclassified as Cost of revenues and Operating expenses, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
	(Unaudited)		(Unaudited)
Option contracts to hedge payroll
expenses NIS	26,370	32,158	29	995

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of June 30, 2024, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive loss to earnings during the next twelve months. The fair value of the Company's outstanding derivative instruments on June 30, 2024 and December 31, 2023 is summarized below:

		Fair value of derivative instruments
		June 30,	December 31,
		2024	2023
	Balance Sheet line item	(Unaudited)
Derivative liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$291	$1,159
Foreign exchange option contracts	Other account payable	$(262)	$(164)

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

The effect of derivative instruments in cash flow hedging relationship on other comprehensive loss for the six month ended June 30, 2024 and 2023, is summarized below:

	Amount of loss recognized in other comprehensive loss on derivative, net of tax
	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	—	(151)
Option contracts	(652)	(520)
	$(652)	$(671)

Derivatives in foreign exchange cash flow hedging relationships for the six month ended June 30, 2024 and 2023, is summarized below:

		Amount of gain reclassified from other comprehensive income into (expenses) income, net of tax
		Six months ended June 30,
		2024	2023
	Statements of income line	(Unaudited)	(Unaudited)
Option contracts to hedge payroll and facility expenses	Cost of revenues and operating expenses	(198)	405
Forward contracts to hedge payroll and facility expenses	Cost of revenues, operating expenses and financial expenses	—	292
		$(198)	$697

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 5. Leases

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 7.7 years, some of which may include options to extend the leases for up to an additional of 1 year.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating lease cost	$2,782	$2,485
Short-term lease cost	93	135
Variable lease cost	166	76
Total net lease costs	$3,041	$2,696

Supplemental balance sheet information related to operating leases is as follows:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Operating lease ROU assets	$11,708	$14,260
Operating lease liabilities, current	$4,521	$4,972
Operating lease liabilities, long-term	$7,155	$9,157
Weighted average remaining lease term (in years)	4.63	4.59
Weighted average discount rate	2.73%	2.48%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of June 30, 2024, are as follows:

Operating Leases
2024	$3,012
2025	4,687
2026	2,279
2027	1,196
2028 and thereafter	3,417

Total undiscounted lease payments	14,591
Less: imputed interest	(2,915)

Present value of lease liabilities	$11,676

Note 6. Commitments and contingent liabilities

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of June 30, 2024 and December 31, 2023, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 7. Shareholders’ equity

a.	Ordinary Shares

As of June 30, 2024 and December 31, 2023, the Company was authorized to issue 3,454,112,863 shares of par value NIS 0.00001 per share Ordinary Share. The voting, dividend and liquidation rights of the holders of the Company’s common share is subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.

Ordinary Shares confers upon its holders the following rights:

i.	The right to participate and vote in the Company’s general meetings. Each share will entitle its holder, when attending and participating in the voting to one vote;

ii.	Dividends or distribution shall be paid or be made to the holders of Ordinary Shares, shall be in an amount equal the product of the dividend or distribution payable or made on each Ordinary Share determined as if all preferred shares had been converted into Ordinary Shares and the number of Ordinary Shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and

iii.	The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the share held by them.

b.	Option Plan and RSUs:

A summary of the status of options under the Plan as of June 30, 2024 and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	(Unaudited)
Outstanding at December 31, 2023	15,728,176	$3.83	6.23	75,997
Granted	769,008	10.41
Exercised	2,487,028	2.80
Forfeited	122,823	5.95
Expired	5,297	8.27
Outstanding at June 30, 2024	13,882,036	$4.36	6.15	105,409
Exercisable at June 30, 2024	9,905,245	$3.21	5.06	86,556

The weighted average fair values at grant date of options granted for the six months ended June 30, 2024 and 2023 were $5.50 and $2.65 per share, respectively.

A summary of the status of RSUs under the Plan as of June 30, 2024 and changes during the relevant period ended on that date is presented below:

June 30, 2024
(Unaudited)
Unvested at beginning of year	8,160,149
Granted	2,547,701
Vested	1,708,047
Forfeited	518,079
Unvested at end of the period	8,481,724

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2024 was $9.64.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

The Company used the following weighted-average assumptions for options granted to employees and non-employees:

Six months ended June 30,
2024
Contractual period in years	10
Volatility	45.9% - 50.1%
Risk free interest rate	4.2% - 4.4%
Dividend yield	0%
Exercise price	$9.25 - $11.53
Fair value of Ordinary Share	$9.25 - $11.53
Expected term	6.12

c.	2021 Employee Share Purchase Plan:

On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (“ESPP”).

The aggregate number of Shares that may be issued pursuant to rights granted under the ESPP shall be 1,871,687 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 1.0% of the Shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of Shares as may be determined by the Board. If any right granted under the ESPP shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the ESPP.

The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the six months ended June 30, 2024 and 2023, was comprised as follows:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cost of revenues	$1,093	$800
Research and development	3,071	2,281
Sales and marketing	4,391	3,179
General and administrative	3,696	2,797
	12,251	9,057

As of June 30, 2024, there were unrecognized compensation costs of $64,726, which are expected to be recognized over a weighted average period of approximately 2.98 years.

Note 8. Net loss per share

The following table sets forth the computation of basic losses per share:

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Numerator:
Net loss	$(95,183)	$(72,953)
Basic net loss attributable to Ordinary shareholders	(95,183)	(72,953)
Basic net loss attributable to Restricted sponsor shares	—	—

Denominator:
Weighted average number of Ordinary Shares used in computing basic loss per share	197,840,662	187,239,136
Basic net loss per share of Ordinary shareholders	$(0.48)	$(0.37)
Weighted average number of Ordinary Shares used in computing diluted net loss per share	197,840,662	187,239,136
Diluted loss per share of Ordinary shareholders	$(0.48)	$(0.37)

The number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 12,776,024 for the six months ended June 30, 2024.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 9. Fair value measurements

The following table presents information about the Company’s assets and liabilities fair value at June 30, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	As of June 30, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$59,214	$—	$—	$59,214
Commercial deposits	—	756	—	756
Marketable securities:
Corporate and Agency bonds	—	106,994	—	106,994
Treasury bills		10,028		10,028
US Government	—	15,260	—	15,260
Foreign currency derivative contracts	—	291	—	291

Total financial assets	$59,214	$133,329	$—	$192,543

Liabilities:
Restricted Sponsor Shares	$—	$—	$(75,230)	$(75,230)
Price Adjustment Shares	—	—	(134,758)	(134,758)
Public Warrants	(57,798)	—	—	(57,798)
Private Placement Warrants	—	—	(35,712)	(35,712)
Foreign currency derivative contracts	—	(262)	—	(262)

Total financial liabilities	$(57,798)	$(262)	$(245,700)	$(303,760)

	As of December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$120,969	$—	$—	$120,969
Commercial deposits	—	3,260	—	3,260
Marketable securities:
Corporate and Agency bonds	—	59,035	—	59,035
US Government	—	8,517	—	8,517
Foreign currency derivative contracts	—	1,159	—	1,159

Total financial assets	$120,969	$71,971	$—	$192,940

Liabilities:
Restricted Sponsor Shares	$—	$—	$(47,247)	$(47,247)
Price Adjustment Shares	—	—	(81,715)	(81,715)
Public Warrants	(31,399)	—	—	(31,399)
Private Placement Warrants	—	—	(22,718)	(22,718)
Foreign currency derivative contracts	—	(164)	—	(164)

Total financial liabilities	$(31,399)	$(164)	$(151,680)	$(183,243)

Warrant liability

The Company has classified the warrants assumed during the Merger (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

	Public Warrants	Private Placement Warrants	Total Warrant liability
	(Unaudited)
Balance, December 31, 2023	$31,399	$22,718	$54,117
Change in fair value of warrant liability	26,399	12,994	39,393
Balance, June 30, 2024	$57,798	$35,712	$93,510

The estimated fair value of the private placement warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes valuation model are assumptions related to expected share-price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its common share based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates will remain at 0%.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Number of private placement warrants	9,666,667	9,666,667
Exercise price	$11.5	$11.5
Share price	$11.95	$8.66
Expiration term (in years)	2.16	2.66
Volatility	44.2%	51.9%
Risk-free Rate	4.72%	4.10%
Dividend yield	0%	0%

Restricted sponsor shares liability and Price adjustment shares liability

The restricted Sponsor shares liability and Price adjustment shares are measured at fair value using Level 3 inputs.

The Company has determined that the price adjustment shares, and the restricted sponsor shares should be accounted for as liabilities measured at fair value through earnings since the restricted sponsor shares and the price adjustment shares are not eligible to be classified as equity pursuant to ASC 815-40

	Restricted sponsor shares	Price adjustment shares	Total
	(Unaudited)
Balance, December 31, 2023	$47,247	$81,715	$128,962
Change in fair value of warrant liability	27,983	53,043	81,026
Balance, June 30,2024	$75,230	$134,758	$209,988

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	June 30, 2024		December 31, 2023
	Restricted sponsor shares	Price adjustment shares	Restricted sponsor shares	Price adjustment shares
	(Unaudited)
Number of shares	7,500,000	15,000,000	7,500,000	15,000,000
Share price	$12.5-$30	$12.5-$17.5	$12.5-$30	$12.5-$17.5
Remaining exercise period	4.16	2.16	4.66	2.66
Share value	$6.32-$11.27	$7.28-$10.61	$3.62-$7.17	$4.47-$6.31

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 10. Revenues

Disaggregation of Revenues

The following table provides information about disaggregated revenue by geographical areas

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
EMEA	$65,096	$52,141
America	97,368	77,223
APAC	22,832	18,554
Total	$185,296	$147,918

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	June 30, 2024	December 31, 2023
	(Unaudited)
Contract liabilities, current	$183,938	$195,725
Contract liabilities, non-current	42,369	$47,098

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The increase in contract balances is consistent with the increase in the overall operation of the Company.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $242,823 and $194,882 of deferred revenue as of December 31, 2023 and 2022, respectively, the Company recognized $122,089 and $97,044 as revenue during the six months ended June 30, 2024 and 2023.

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of June 30, 2024 and December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $324,110 and $331,996 respectively, which consists of both billed consideration in the amount of $226,307 and $242,823 respectively, and unbilled consideration in the amount of $97,803 and $89,173 respectively, that the Company expects to recognize as revenue. As of June 30, 2024, the Company expects to recognize the majority of its remaining performance obligations as revenue in the next 12 months.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Note 11. Financial expenses, net

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Financial income:
Interest on deposits	5,470	3,187
Foreign currency translation differences	245	755
Marketable securities	2,879	699
Other	7	355

Total Financial income	8,601	4,996

Financial expenses:
Remeasurement of liability instruments	(120,419)	(78,953)
Bank charges	(72)	(158)
Changes in exchange rates	(1,167)	(631)
Other	(21)	(80)

Total Financial expenses	(121,679)	(79,822)

	(113,078)	(74,826)

Note 12. Transactions and Balances with Related Parties

SUN Corporation, the Company’s primary shareholder is also a reseller of the Company in the Japanese market.

a. Transactions with SUN Corporation

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	2,454	1,957

b. Balances with SUN Corporation

	June 30, 2024	December 31, 2023
	(Unaudited)
Trade Receivables	125	345

Note 13. Subsequent events

On July 17, 2024, the Company completed the acquisition of 100% of the shares of Cyber Technology Services, Inc. (“CyTech”), a US cybersecurity expertise, digital forensics and incident response services company, for the total base consideration of $3.75 million. The acquisition would be accounted for as a business combination.

On August 14, 2024, the Company achieved the first trigger event (as defined in the Business Combination Agreement) regarding the price adjustment shares and the restricted sponsor shares by reaching a share price of $12.5 for twenty consecutive trading days’. The company is required to issue outstanding ordinary shares for its Shareholders and release restrictions for its Sponsors of 5,000,000 and 3,000,000, respectively. (See Note 9 for additional information).